LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Wednesday, July 9, 2014. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated May 27, 2014.

The matters voted upon at the Meeting and the results of the voting were as follows:

	For	Against	Withheld	Not Voted

1. Elect as Director:

James Corbett	1,148,640	0	102,157	1,028,258

2. Appointment of BDO	2,271,338	0	7,717	0
Dunwoody LLP as auditors
of the Company and
authorizing Directors to fix
their remuneration

3. Other Business	1,993,309	285,743	0	3

Dated this 10th day of July 2014

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs